EFT Holdings, Inc.

Suite 300

17800 Castelton Street

City of Industry, CA 91748

March 7, 2012

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	EFT Holdings, Inc.
Item 4.02 Form 8-K
Filed February 16, 2012
File No. 000-53730

Dear Ms. Thompson,

On behalf of EFT Holdings, Inc. (“EFT” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 22, 2012 providing the Staff’s comments with respect to the above referenced Item 4.02 Form 8-K. As confirmed by you via telephone on February 29, 2012, EFT was granted an extension until March 7, 2012 to respond to the Staff’s letter.

We hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Item 4.02 Form 8-K Filed February 16, 2012

1.      We have read your disclosure that the value of goods in transit was omitted from the cost of goods sold (COGS) calculation causing COGS for the quarterly period ended June 30, 2011 to be overstated by $614,991 and COGS for the quarterly period ended September 30, 2011 to be understated by $359,534. We have the following comments:

•	Please explain to us in more detail how you calculate cost of goods sold and how the omission of goods in transit caused an overstatement of COGS in one quarter and an understatement in the next quarter. As part of your response, please clarify if this was a timing issue or an omission.

EFT’s Response

The company calculates cost of goods sold by the periodic method of inventory, using the following equation:

Beginning Inventory + Inventory Purchases – Ending Inventory = Cost of Goods Sold

The Company physically counts the inventory each month, cost-outs that inventory and records the physical counts into its general ledge, and reconciles that general ledger against the physical inventory counts. The Company assumes that, if a product is not in inventory at the end of the quarter, it has been sold; hence the Company subtracts that product from the ending inventory balance when calculating COGS. Conversely, if a product is in ending inventory, it is deemed not to have been sold.

The error in calculating COGS for the first two quarters of fiscal 2012 was an omission that resulted in a timing error. The omission was not having taken into consideration the effect of goods in transit (“GIT”) on ending inventory for the three-month period ended June 30, 2011. For the time periods in question, there was miscommunication between the Company’s third-party logistics company and the Company’s accounting staff (the “Accounting Staff”) as to whether the ending inventory value reflected the cost associated with GIT. The Accounting Staff assumed that the value of GIT was already reflected in the ending inventory figure provided to the Company. It was later determined that the ending inventory value, as determined by the third-party logistics company, did not take the value of GIT into consideration for the periods in question. As a result, the ending inventory balance for the three-month period ended June 30, 2011 was understated, resulting in the overstatement of COGS for that quarter. The following quarter was affected by the change to the beginning inventory figures and the inclusion of the effect of GIT for that quarter, resulting in an understatement of COGS for that quarter.

•	Your disclosure indicated that you initially investigated this matter because COGS for the quarter ended December 31, 2011 appeared unusually low. However, your explanation of the errors that you found does not indicate whether you found any errors in your COGS for the quarter ended December 31, 2011. Please clarify for us whether you also revised your COGS calculation for the quarter ended December 31, 2011. We acknowledge that you have not yet released your December 31, 2011 financial statements and therefore any revisions to the quarter ended December 31, 2011 would not be a restatement; however, we are trying to better understand the error that occurred.

EFT’s Response

The Company noted a similar error in its initial calculation of COGS for the three-month period ended December 31, 2011. This error was consistent with the errors for the previous two fiscal quarters, and the Company has since revised its calculation of COGS for the quarter ending December 31, 2011 to correct this error.

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•	When you file your Form 10-Q for the period ended December 31, 2011, please consider the impact of this error on your assessment of the effectiveness of your disclosure controls and procedures.

EFT’s Response

The Company notes the Staff’s comment and confirms that the Company will consider the impact of this error in its assessment of the effectiveness of the Company’s disclosure controls and procedures.

Please contact me at (626) 581-3335 should you have any questions about this letter.

Thank you for your attention to our filing.

Sincerely,

EFT Holdings, Inc.

By:	/s/ William E. Sluss
William E. Sluss Chief Financial and Accounting Officer

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